Exhibit (a)(2)(NN)

News Release	TSX, AMEX Symbol: NG

NovaGold Appoints Citigroup as Finance Advisor for Galore Creek Project

Conference call scheduled for Friday, November 17 to update shareholders on hostile Barrick bid

November 16, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) has appointed Citigroup Global Markets Inc. (“Citigroup”) as financial advisor to assist the Company in securing financing for its Galore Creek copper-gold-silver project in northwestern British Columbia. NovaGold has selected Citigroup to support accelerating discussions with prospective joint venture parties and to assist the Company as it arranges project financing during the first half of 2007. Citigroup has been involved in arranging and structuring financing for numerous large-scale mining projects worldwide.

“We are pleased with Citigroup’s decision to expand their advisory work on behalf of the Company. We look forward to working with Citigroup during this important period in the transition from development stage to producer,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “With Citigroup in place as our project finance advisor we are rapidly moving forward with our discussions with potential joint venture parties at Galore Creek, with the objective to have a final party selected and financing in place to be able to commence construction in 2007, upon receipt of permits. Financing for the Galore Creek project may include joint venture arrangements, project debt financing and the issuance of equity or debt securities by NovaGold.

“Citigroup’s investment banking group has supported NovaGold since its highly successful US$175 million equity offering at the beginning of 2006, and is advising NovaGold with respect to Barrick’s hostile offer. This new arrangement is with the arm of Citigroup that raises debt capital in all its forms and has worked on numerous joint venture mining projects worldwide. Citigroup knows NovaGold well, and will work closely with us to select the appropriate partner to achieve our objectives and rapidly assemble competitive project financing for the Galore Creek project.”

Conference Call

NovaGold will host a conference call Friday, November 17th at 11:00 am EST (8:00 am PST)

Dial in at 1-877-461-2814 or 416-695-5261 or view the webcast at www.novagold.net

The call will also be archived on NovaGold’s website and available for replay by calling 1-888-509-0081 or 416-695-5275, using passcode 6355593

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick’s Extended Unsolicited Takeover Bid for NovaGold

On November 8, 2006, Barrick Gold Corporation (TSX: ABX, NYSE: ABX) announced that after four extensions to the expiry of its bid and one increase to US$16.00 per share, shares representing only approximately 19% of NovaGold’s outstanding fully diluted shares had been tendered to its bid, well short of its minimum tender condition. On November 9, 2006, Barrick waived the 50.1% minimum tender condition of its bid and announced that it will take up any tendered shares at US$16.00 per share when the bid expires at 11:59 PM Toronto time on November 21, 2006. Since the November 9 announcement, NovaGold’s share price has traded above the offer price, closing yesterday on AMEX at US$16.33 per share.

Shareholders who have tendered may withdraw their shares until Barrick’s extended bid expires. Shareholders who wish to withdraw their tendered shares can contact Innisfree M&A Incorporated for assistance toll-free at 1-877-750-5837 or collect at 212-750-5833.

On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. The Board determined that Barrick’s US$16.00 per share bid is inadequate and undervalues NovaGold’s world-class gold and copper projects and the Company’s growth potential.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated August 24, 2006 and October 30, 2006, and any amendments thereto when they become available, because they will contain important information. The Directors’ Circular, the Notices of Change to the Directors’ Circular and Solicitation/Recommendation Statement and amendments thereto have been, and any future amendments will be, filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov. The Directors’ Circular and Notices of Change to the Directors’ Circular and any amendments will also be available at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the U.S. or Canadian securities regulatory authorities by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments at the Galore Creek project and the financing thereof, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals Corporation and the Galore Creek property; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties in interpreting drill results and the geology, continuity and grade of mineral deposits; uncertainties of estimates of capital and operating costs, recovery rates, production estimates and estimated economic returns; the need for cooperation of government agencies and First Nation groups in the exploration, permitting and development of the Galore Creek property; the possibility of adverse developments in the financial markets generally or with specific regard to financing for gold and copper projects and the effects such developments may have on Galore Creek financing; the possibility of delay in permitting, exploration or development programs and uncertainties as to permit requirements; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

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Contacts

Investors:	Media:

Greg Johnson	John Lute / Peter Aterman
Vice President, Corporate Communications and Strategic Development	Lute and Company
(604) 669-6227 or 1-866-669-6227	(416) 929-5883

Don MacDonald, CA	Matt Sherman / Jamie Moser
Senior Vice President & CFO	Joele Frank, Wilkinson Brimmer Katcher
(604) 669-6227 or 1-866-669-6227	(212) 355-4449

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833